STATE OF DELAWARE
CERTIFICATE OF CORRECTION
OF
INTERNATIONAL IMAGING SYSTEMS, INC.

INTERNATIONAL IMAGING SYSTEMS, INC., a Delaware corporation (the "Corporation"), does hereby certify that:

First:   The name of the corporation is International Imaging Systems, Inc.

Second: A Certificate of Amendment was filed with the Secretary of State of Delaware on June 11, 2007, and said Certificate requires correction as permitted by subsection (f) of Section 103 of the General Corporation Law of the State of Delaware.

Third:  The inaccuracy or defect of said Certificate to be correct is with regard to Article Four of the Certificate providing for a reverse stock split of the Corporation’s capital stock. The reverse stock split should only be with regard to the Corporation’s outstanding common stock as the conversion ratio of the outstanding preferred stock automatically adjusts.

Fourth: Article Four of the Certificate shall be corrected to read as follows:

“FOURTH.”  On March 14, 2007 the corporation’s board of directors and a majority of the shareholders entitled to vote on the action approved a 30 to 1 reverse stock split to be effective at 5:00 p.m. on June 1, 2007 or as soon as the Corporation completes filing the an amendment to its articles of incorporation (the “Split Effective Date”), each 30 shares of the corporation’s common stock issued and outstanding immediately prior to the Split Effective Date (the “Old Common Stock”) shall automatically reclassified and changed into one share without any action on part of the holder thereof, which the Corporation shall be authorized to issue immediately subsequent to the Split Effective Date (the “New Common Stock”). Each holder of a certificate or certificates which immediately prior to the Split Effective Date represented outstanding shares of Old Common Stock (the “Old Certificates”) shall, from and after the Split Effective Date, be entitled to receive upon surrender of such Old Certificates to the Corporation’s transfer agent for cancellation, a certificate or certificates (the “New Certificates”) representing the shares of New Common Stock into which the shares of Old Common Stock formerly represented by such Old Certificates so surrendered are reclassified under the terms hereof. No fractional shares of New Common Stock of the Corporation shall be issued. The Corporation shall not recognize on its stock record books any purported transfer of any fractional share of Common Stock of the Corporation. Instead, any fractional share shall be rounded to the next whole share.

This Corporation is authorized to issue the following capital stock:

(a)  The total number of shares which the Corporation shall have authority to issue is Eighty Million (80,000,000), consisting of Seventy-Nine Million (79,000,000) shares of Common Stock, par value $.0001 per share, (hereafter called the “Common Stock”), and One Million (1,000,000) shares of Preferred Stock, par value $.001 per share, (hereinafter called the “Preferred Stock”).

(b) Shares of Preferred Stock may be issued from time to time in one or more series as may be established from time to time by resolution of the Board of Directors of the Corporation (hereinafter the “Board”), each of which series shall consist of such number of shares and have such distinctive designation or title as shall be fixed by resolution of the Board prior to the issuance of any shares of such series. Each such class or series of Preferred Stock shall have such voting powers, full or limited, or no voting powers, and such preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as shall be stated in such resolution of the Board providing for the issuances of such series of Preferred Stock.”

IN WITNESS WHEREOF, the undersigned have executed this Certificate of Correction this 24th day of July, 2007.

By:
(Authorized Officer)
Name: John Vogel, President, Chief Executive Officer

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